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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8- 37152

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH, D.C. 161 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Illinois Securities, Inc.

Official Use Only

FIRM ID. NO.

19067

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Heritage Drive #105
(No. and Street)

Bourbonnais	Illinois	60914
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGUARD TO THIS REPORT

James V. Kresl (815) 932-4646
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report**

Burke, Montague & Associates, L.L.C.
(Name – if individual, last, first, middle name)

183 N. Schuyler Ave	Kankakee	IL	60901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, James V. Kresl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

First Illinois Securities, Inc., as of

December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

OFFICIAL SEAL
CHARLES R. BURKE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 1-3-2008

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C.
161
SECTION

First Illinois Securities, Inc.
(An Illinois Corporation)
Focus Report
For the Year Ended December 31, 2003

First Illinois Securities, Inc.
(An Illinois Corporation)
Focus Report
Year Ended December 31, 2003

Contents

	Page
Independent Auditors' Report	1-2
Financial Statements:	
Statement of Financial Condition	3
Statement of Income	6
Statement of Changes in Ownership Equity	7
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	N/A
Statement of Cash Flows	8
Notes to the Financial Statements	9-10
Accompanying Information:	
Computation of Net Capital	4
Computation of Basic Net Capital Requirements	5
Computation of Aggregate Indebtedness	5
Exemptive Provision under Rule 15c3-3	5
Letter on Internal Control	11-12

Burke, Montague & Associates L.L.C.

Certified Public Accountants, Advisors & Auditors

Members
Charles R. Burke, CPA
Jodi K. Bruer, CPA
Raymond J. Raymond, CPA
Kathleen C. Wilson, CPA

Consultant
Robert J. Montague, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Illinois Securities, Inc.
Bourbonnais IL 60914

We have audited the accompanying financial statements of First Illinois Securities, Inc. (An Illinois Corporation) as of December 31, 2003, as listed in the table of contents. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of First Illinois Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

183 North Schuyler, Kankakee, Illinois 60901 Phone 815.933.0075 800.272.8753 Fax 815.933.0087
253 West Broadway, Bradley, Illinois 60915 Phone 815.933.5641 Fax 815.939.0016
33 North Main, Manteno, Illinois 60950 Phone 815.468.8802 Fax 815.468.8805
http:\\www.my-cpas.com

Our audit was made for the purposes of forming an opinion on the financial statements taken as a whole. The computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, and exemptive provision under Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the financial statments, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the financial statements and is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

Burke, Montague & Associates L.L.C.
Kankakee, Illinois

February 19, 2004

First Illinois Securities, Inc.
(An Illinois Corporation)
Statement of Financial Condition
As of December 31, 2003

Assets

Current Assets		
Cash & Cash Equivalents	$ 277,571	
Investments	20,200	
Accounts Receivable	4,793	
Marketable Securities	2,835	
Prepaid Income Taxes	1,191	
Total Current Assets		$ 306,590
Other Assets		
Due from Affiliate	$ 12,000	
Total Other Assets		$ 12,000
Total Assets		$ 318,590

Liabilities and Stockholder's Equity

Current Liabilities		
Dividends Payable	$ 8,000	
Total Current Liabilities		$ 8,000
Stockholder's Equity		
Common Stock, $.01 Par Value, 1,000 Shares Authorized, Issued & Outstanding	$ 10	
Additional Paid in Capital	7,490	
Retained Earnings	303,090	
Total Shareholder's Equity		$ 310,590
Total Liabilities & Stockholder's Equity		$ 318,590

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
First Illinois Securities, Inc. **as of December 31, 2003**

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	310,590	3480
2. Deduct ownership equity not allowed for Net Capital					3490
3. Total ownership equity qualified for Net Capital				310,590	3500
4. Add:					
A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital					3520
B. Other (deduction) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	310,590	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition	12,000	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-propriety capital charges					
D. Other deductions or charges	2,045	3600			
7. Other additions and/or allowable credits (List)		3610		(14,045)	3620
8. Net capital before haircuts on securities positions					3630
9. Haircuts on securities (computed where applicable pursuant to 15c3-1(f):			$	296,545	3640
A. Contractual securities commitments		3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities					
1. Exempted securities		3735			
2. Debt securities	1,010	3733			
3. Options		3730			
4. Other securities - Money Market Mutual Fund	425	3734			
D. Undue Concentration		3650			
E. Other (List)	88	3736		(1,523)	3740
10. Net Capital			$	295,022	3750

Reconciliation between unaudited and audited Net Capital Computation

Net Capital per unaudited FOCUS Report Part IIA	$	323,118
Adjustment to interest income		14
Adjustment for penalties expense		(351)
Adjustment to interest expense		(110)
Adjustment to dividends		(8,000)
Adjustment for miscellaneous expense		(1,191)
Adjustment for income tax refunds		(2,890)
Net Capital per audited financial statements	$	310,590

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
First Illinois Securities, Inc. — **as of December 31, 2003**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$	5,000	3760
14. Excess net capital (line 10 less 13)		$	290,022	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$	295,022	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.i. Liablilities from Statement of Financial Condition		$	0	3790
17. Add:	3800			
A. Drafts for immediate credit				
B. Market Value of securities borrowed for which no equivalent value is paid or credited	3810			
C. Other unrecorded amounts	3820		0	3830
19. Total Aggregate indebtedness		$	0	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)		%	0.00%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	0.00%	3860

The Company does not carry customer accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that Rule.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

First Illinois Securities, Inc.
(An Illinois Corporation)
Statement of Income
For the Year Ended December 31, 2003

Revenue	$	135,027
Cost of Sales		147,552
Gross Profit	$	(12,525)
Operating Expenses		299
Operating Income	$	(12,824)
Other Income (Expense)		8,424
Net Income (Loss)	$	(4,400)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

First Illinois Securities, Inc.
(An Illinois Corporation)
Statement of Changes in Ownership Equity
As of December 31, 2003

	Dec. 31, 2003
Ownership Equity, Beginning	$ 336,990
Net Income	(4,400)
Dividends Paid	(22,000)
Ownership Equity, Ending	$ 310,590

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

First Illinois Securities, Inc.
(An Illinois Corporation)
Statement of Cash Flows
For The Year Ended December 31, 2003

	Dec. 31, 2003
Cash Flows From Operating Activities	
Net Income	$ (4,400)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	
Decrease (Increase) in Operating Assets	
Accounts Receivable	1,238
Prepaid Assets	3,336
Investments	27,633
Increase (Decrease) in Operating Liabilities	
Accounts Payable	(100)
Divideds Payable	8,000
Total Adjustments	$ 40,107
Net Cash Provided by (Used in) Operating Activities	$ 35,707
Cash Flows From Financing Activities	
Notes Payable Borrowings	$ 28,000
Dividends Paid	(22,000)
Net Cash Provided by (Used in) Financing Activities	$ 6,000
Net Increase (Decrease) in Cash and Cash Equivalents	$ 41,707
Cash & Cash Equivalents, January 1	235,864
Cash & Cash Equivalents, December 31	$ 277,571
Supplemental Cash Flow Disclosure:	
Income Taxes Paid	$ 0
Interest Paid	$ 110

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

First Illinois Securities, Inc.
(An Illinois Corporation)
Notes to the Financial Statements
December 31, 2003

Note 1 - Nature of Business & Summary of Significant Accounting Policies

This summary of significant accounting policies of First Illinois Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was organized on November 19, 1986 as an Illinois Corporation for purposes of operating as a broker/dealer. In 1994, the Company changed its name from Dearborn Securities, Inc. to First Illinois Securities, Inc. On August 6, 1987, the Company was approved as a National Association of Securities Dealers, Inc. (NASD) member established to sell Direct Participating Programs Limited Partnerships and not to hold customer funds or safekeep customer securities.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, wherein expenses are recognized as incurred and revenues are recognized at the time of sale.

Cash & Cash Equivalents

The Company considers cash deposits and marketable investments due within three months as cash and cash equivalents.

The Company invests excess funds in interest bearing money market accounts and certificates of deposit. The Company has no requirements for compensating balances. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Other Accounting Policies

Other significant accounting policies are set forth in the financial statements and other notes thereto.

First Illinois Securities, Inc.
(An Illinois Corporation)
Notes to the Financial Statements
December 31, 2003
Page 2

Note 2 - Related Party Transactions

The Company has entered into a variety of transactions with its shareholder and an entity controlled by its shareholder. Certain expenses of the Company are paid by a related company. The aggregate amount of these expenses for the year ended December 31, 2003 was less than $ 2,500. The Company also paid management fees and insurance of $ 119,000 to or on behalf of a related entity. At December 31, 2003, the Company was owed $ 25,000 from this same affiliate.

Note 3 - Income Taxes

The Company accounts for income taxes on the liability method. At December 31, 2003, the Company had no apparent unrecorded tax attributes. The income tax provision is computed as follows:

		2003
Net Book Income Before Taxes	$	(4,399)
Statutory Illinois Tax Rate		38.73%
Statutory Taxes	$	(1,704)
Surtax Exemptions		1,704
Current Expense	$	0
Less: Estimated Payments & Overpayments		(1,191)
Current Payable (Receivable)	$	(1,191)

Burke, Montague & Associates L.L.C.

Certified Public Accountants, Advisors & Auditors

Members
Charles R. Burke, CPA
Jodi K. Bruer, CPA
Raymond J. Raymond, CPA
Kathleen C. Wilson, CPA

Consultant
Robert J. Montague, CPA

Board of Directors
First Illinois Securities, Inc.
Bourbonnais IL 60914

In planning and performing our audit of the financial statements of First Illinois Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) of the Securities and Exchange Commission and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, or (ii) in complying with the requirement for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

183 North Schuyler, Kankakee, Illinois 60901 Phone 815.933.0075 800.272.8753 Fax 815.933.0087
253 West Broadway, Bradley, Illinois 60915 Phone 815.933.5641 Fax 815.939.0016
33 North Main, Manteno, Illinois 60950 Phone 815.468.8802 Fax 815.468.8805
http:\\www.my-cpas.com

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we would consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures at December 31, 2003, meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Burke, Montague & Associates L.L.C.
Kankakee, Illinois

February 19, 2004